06003744

SE[...]MISSION
Washington, D.C. 20549

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RECEIVED FEB 17 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

# ANNUAL AUDITED REPORT
# ~~FORM X-17A-5~~ X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 46627 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Securities Partners, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Dunham Road
(No. and Street)

Beverly, (City) MA (State) 01915 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eve M. Trkla (978) 927-8300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

29 Parker Street (Address) Gardner (City) MA (State) 01440 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED SEP 21 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AD 9/21

## OATH OR AFFIRMATION

I, Eve M. Trkla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Securities Partners, L.P., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Katherine N. Rouillard
NOTARY PUBLIC
Essex County, Massachusetts
My Commission Expires August 3, 2012

Eve M. Trkla
Signature

Chief Financial Officer
Title

Katherine N. Rouillard
Notary Public 2-16-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Brookwood Securities Partners, L.P.

## Statements of Financial Condition

| *December 31,* | **2005** | 2004 |
|---|---|---|
| **Assets** | | |
| **Cash and cash equivalents** | **$576,629** | $462,100 |
| **Due from affiliates** | **30,115** | 16,270 |
| **Prepaid expenses and other assets** | **18,762** | 17,249 |
| Total assets | **$625,506** | $495,619 |
| **Liabilities and Partners' Equity** | | |
| **Commissions payable** | **$ 27,982** | $ - |
| **Due to affiliate** | **4,054** | - |
| **Accounts payable and accrued expenses** | **39,137** | 43,403 |
| Total liabilities | **71,173** | 43,403 |
| **Partners' equity:** | | |
| General partner | **5,543** | 4,522 |
| Limited partner | **548,790** | 447,694 |
| Total partners' equity | **554,333** | 452,216 |
| Total liabilities and partners' equity | **$625,506** | $495,619 |

*See accompanying notes to financial statements.*